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Exhibit 99.6

CONSENT OF AUDITORS

The Board of Directors
Celestica Inc.

We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 333-9500, 333-9822, 333-9780, 333-71126, 333-66726, 333-63112, 333-88210 and 333-113591) and on Forms F-3 (Nos. 333-12272, 333-50240, 333-69278 and 333-113728) of Celestica Inc. of our report to the Board of Directors and Comments by Auditors for U.S. Readers on Canada–U.S. Reporting Difference (relating to the adoption by the Company of CICA Handbook Section 3870 — Stock-based Compensation and Other Stock-based Payments) dated January 20 2004, with respect to the consolidated balance sheets of Celestica Inc. as of December 31, 2002 and 2003 and the related consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003, which report and Comments for U.S. Readers on Canada–U.S. Reporting Difference are filed as an exhibit on the Current Report on Form 6-K of Celestica Inc. dated April, 2004.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
January 20, 2004

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Exhibit 99.6
CONSENT OF AUDITORS